EXHIBIT 99.1

JE Cleantech Secures approximately USD$12 million

New Project Orders During the First Quarter of 2026

SINGAPORE, March 30, 2026 – Singapore-headquartered, NASDAQ-listed precision cleaning and cleantech equipment manufacturer JE Cleantech Holdings Ltd (NASDAQ: JCSE) (“JE Cleantech” or the “Company”, together with its wholly-owned subsidiaries, the “Group”) today announced that its wholly-owned subsidiary, JCS-Echigo Pte Ltd, has secured new orders totaling approximately USD$12 million for precision cleaning systems from an existing customer in the 1st quarter of 2026. Barring any unforeseen circumstances, deliveries are expected to be carried out progressively over the next 12 months.

“We remain focused on building long-term partnerships with our customers and delivering innovative solutions that support their evolving needs, as well as leveraging the longstanding relationships we have with our customers to build traction for our products and services to continue our trajectory of success.” said Ms Hong Bee Yin, Chief Executive Officer of JE Cleantech Holdings.

Looking ahead, the Group remains focused on accelerating growth by expanding its product portfolio, deepening its engineering and research and development capabilities, and capturing opportunities in emerging and adjacent industries, while continuing to align its growth with sustainability goals. Over the longer term, the Group aims to solidify its position as a leading provider of industrial precision cleaning solutions and a preferred partner for customers with complex and mission-critical requirements.

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About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of precision cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also provides centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. The Company is listed on NASDAQ since 2022. For more information about JE Cleantech, please visit: www.jecleantech.sg.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” or similar expressions. Forward-looking statements made in this press release that relate to our future contract revenues among other things involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For media enquiries, please contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468